July 25, 2008

Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           MISCOR Group, Ltd. (“MISCOR”)
Registration Statement on Form S-1 (“S-1”)
File No. 333-144557
Filed July 13, 2007

Dear Mr. Spirgel:

We have received your letter dated August 10, 2007, detailing your office’s review of the above-referenced filing.  On behalf of MISCOR, below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.  In addition, we are filing Amendment No. 1 to the S-1 (“Amendment No. 1”) contemporaneously with this letter reflecting our responses to your comments.  References in this letter to the “prospectus” mean the prospectus, as amended, being filed with Amendment No. 1 to the S-1.

*  *  *  *  *

General

1.           We note that you are registering the sale of approximately 263 million shares of common stock.  Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and some of the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  Therefore, you should withdraw the current registration statement, file a new registration statement for the resale offering at the time of each conversion, include a fixed price at which the security holder will sell the securities and identify the selling security holders as underwriters in the filing.  If you disagree with our analysis, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;
•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

•	The relationship of each selling shareholder with you, including an analysis of whether the selling shareholder is your affiliate;
•	Any relationships among the selling shareholders;
•
The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the debentures and notes (or any related security, such as the warrants) upon conversion or exercise; and
•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

Response:  We agree with the Staff’s analysis that MISCOR is not eligible to conduct a primary, at-the-market offering under Rule 415(a)(4). For the reasons stated below, however, MISCOR respectfully disagrees with the Staff’s analysis leading to the conclusion that the offering to be registered pursuant to the S-1 is a primary offering.  MISCOR believes that the proposed offering is a secondary offering that may be registered as contemplated by the S-1.

Background

On January 18, 2007, MISCOR sold, in a negotiated, arm’s length transaction, 50,000,000 shares of common stock (2,000,000 shares after giving effect to a 25:1 reverse split of MISCOR’s common stock that occurred on January 14, 2008 (the “Reverse Stock Split”)) to Tontine Capital Partners, L.P. (“TCP”) and 12,500,000 shares of common stock (500,000 shares after giving effect to the Reverse Stock Split) to Tontine Capital Overseas Master Fund, L.P. (together with Tontine Capital Partners, L.P., the “Investors”) for $0.20 per share ($5.00 per share after giving effect to the Reverse Stock Split), or $12.5 million.  The Investors purchased the common stock for cash, and no placement fees or other commissions were paid by MISCOR to the Investors, their affiliates or other persons in connection with the Offering.  No convertible securities, debentures or warrants were issued as part of the transaction. MISCOR used the net proceeds of the stock sale to retire all of its then outstanding senior debt, to reduce accounts payable and for general working capital.

MISCOR offered and sold the common stock to the Investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, (the “Securities Act”) and Regulation D promulgated thereunder.  In connection with the sale, the Investors made extensive representations and warranties regarding their investment intent, including representations that they were purchasing the shares for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the shares in violation of the Securities Act.

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

The Investors demanded and received registration rights for their MISCOR shares under a registration rights agreement including terms generally customary for similar transactions.  Notably, the registration rights agreement allowed MISCOR six months to file the registration statement for the New Shares and a full year from the closing date to cause the registration statement to be declared effective.  These time periods are far more generous than those allotted in a more traditional PIPE transaction.  In addition, the Investors did not impose penalties or liquidated damage provisions on MISCOR for the failure to meet registration milestones as may typically be required in other PIPE transactions.  A copy of the registration rights agreement was filed on January 22, 2007 with the Securities and Exchange Commission (the “Commission”) with a Current Report on Form 8-K.  Pursuant to the registration rights agreement, MISCOR filed the S-1 to register the Investors’ secondary resale of their MISCOR shares.

Pursuant to Rule 429 under the Securities Act1, the S-1 also acted as Post-Effective Amendment No. 2 to MISCOR’s Registration Statement on Form S-1 (Reg. No. 333-137940), which the Commission declared effective on November 9, 2006, and Post-Effective Amendment No. 1 to its Registration Statement on Form S-1 (Reg. No. 333-129354), which the Commission declared effective on May 12, 2006 (collectively, the “Prior Registration Statements”).  The Prior Registration Statements registered an aggregate of 200,003,252 shares of MISCOR’s common stock (8,000,130 shares after giving effect to the Reverse Stock Split).  Consequently, the S-1 covers the initial registration of only 62,500,000 shares (2,500,000 shares after giving effect to the Reverse Stock Split) (the “New Shares”), since the registration of the 200,003,252 shares of common stock (8,000,130 shares after giving effect to the Reverse Stock Split) under the Prior Registration Statements already took effect.

Nevertheless, to eliminate confusion, MISCOR would like to amend the S-1 to remove those shares covered by the Prior Registration Statements so that only the New Shares would be covered by the S-1. Therefore, in accordance with Rule 477, MISCOR respectfully requests the withdrawal of the original S-1, but only with respect to the 200,003,252 shares of common stock (or 8,000,130 shares after giving effect to the Reverse Stock Split) already registered pursuant to the Prior Registration Statements.

Rule 415 Analysis

Rule 415 permits the registration of offerings to be made on a delayed or continuous basis subject to certain conditions.  An at-the-market offering “by or on behalf of the registrant” may be made under Rule 415 only if the registrant is eligible to register primary offerings on Form S-3. However, there is no such requirement to use Form S-3 if the offering is not “by or on

1 Rule 429 provides that where a registrant has filed two or more registration statements, the registrant may file a single prospectus in the latest registration statement in order to satisfy the requirements of the Securities Act for that offering and any other offering registered on the earlier registration statement(s).

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

behalf of the registrant.”  MISCOR believes that the offering of the New Shares by the Investors as contemplated by the S-1 (the “Offering”) is not “by or on behalf of the registrant,” and as such, would be a permissible  at-the-market offering under Rule 415.

On its face, the Offering is not “by or on behalf of the registrant” because the New Shares are owned, beneficially and of record, by persons other than the registrant and were acquired by those persons in arm’s-length, bona-fide transactions for investment purposes.  The term “registrant” is defined in Rule 100(4) as “the issuer of securities for which a registration statement is filed.”  Clearly, under this definition, the Offering is not being made “by” the registrant.  Further, we note that MISCOR will not receive any of the proceeds from the resale of the New Shares.

The Offering does not present a situation where the Investors are only nominal selling shareholders who in fact are acting as underwriters in the distribution of MISCOR shares to the public.  This conclusion is supported by an analysis of the relevant factors that the Commission identified in its Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations Manual”) for distinguishing a primary from a secondary offering.  Interpretation D.29 (the “Rule 415 Interpretation”) states as follows:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We examine below each of the foregoing factors in the context of the Offering. Based on that examination, we believe that the Offering is a valid secondary offering and that all of the New Shares can be registered on the S-1 for sale on behalf of the Investors pursuant to Rule 415.

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

How Long the Sellers Have Held the Shares

As of the date of this letter, the Investors have held the New Shares for over 18 months, evidencing the lack of intent to quickly “flip” the shares for a profit.  This lack of intent to quickly dispose of the New Shares is supported by the terms of the registration rights agreement, including the generous time allotted for filing and effectiveness of the registration statement and the absence of penalties for the failure to meet this timing, and the fact that the Investors have patiently allowed MISCOR to pursue registration of the New Shares at an even slower pace.  Further, there is currently no realistic prospect that any significant number of the New Shares will be offered or sold in the foreseeable future.  MISCOR’s common stock currently trades on the Over-the-Counter Bulletin Board.  Average daily trading volume in the three months ended June 30, 2008 was 22,586 shares.  At this volume level, the 2,500,000 New Shares constitute the entire trading volume for approximately 110 days.  In the circumstances, it is reasonable to conclude that neither Investor will seek to sell any significant number of New Shares in the absence of a very substantial change in stock price, trading volume or both.  As a result, the Investors are fully at risk with respect to their investment and likely will continue to be at risk for a substantial period of time in the future.

The Circumstances Under Which the Sellers Received the Shares

The sale of the New Shares to the Investors was a bona fide private placement of securities to knowledgeable investors who are in the business of making investments in public and private companies for their own accounts.  The private placement was exempt from registration under Section 4(2) of the Securities Act and Regulation D, and complied with the Commission’s Interpretation 3S discussed below regarding PIPE transactions.  No placement fees or other commissions were paid by MISCOR to the Investors, their affiliates or other persons in connection with the Offering.

The New Shares were not issued to the Investors at a discount. The negotiated purchase price of the New Shares was $0.20 per share ($5.00 per share after giving effect to the Reverse Stock Split), which also was the closing price of MISCOR’s common stock as quoted on the Over-the-Counter Bulletin Board on January 18, 2007.  In addition, as noted above, no convertible securities, debentures or warrants were issued to the Investors as part of the transaction.  Consequently, no securities were issued that included any price re-sets, floating price conversion rights or other “toxic” provisions that have been identified by the Staff as causing concern in PIPE transactions.  The Investors purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Securities Act.  MISCOR believes that, to date, neither Investor has acted in any way that is inconsistent with its representation.

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

The Investors demanded and received registration rights with respect to the New Shares.  The registration rights do not by themselves evidence an intent by the Investors to flip the New Shares and quickly distribute them to the public.  In fact, as noted above, the registration rights agreement permitted MISCOR to wait six months after closing of the sale of the New Shares to the Investors to file a registration statement covering the New Shares, and requires MISCOR to use its reasonable best efforts to cause the registration statement to be declared effective within one year after the closing.  These time periods strongly suggests the absence of any such intent.

No other terms of MISCOR’s offer and sale of the New Shares to the Investors suggests that either MISCOR or the Investors contemplated a resale of the New Shares or sought to facilitate any such purpose.

Further, MISCOR does not believe that the Investors intend to flip the New Shares once the S-1 is declared effective.  As described above, due to market conditions, it would be difficult, if not impossible, for the Investors to sell a significant amount of their New Shares in a short period of time.  Further, any attempt to do so likely would put downward price pressure on their remaining shares, including an additional 83,333,333 shares of MISCOR common stock (or 3,333,333 shares after giving effect to the Reverse Stock Split) acquired by the Investors in November 2007 in a separate private placement transaction (see response to Comment #9 below).

The Sellers’ Relationship to the Issuer

The Investors have informed MISCOR that (i) they are affiliated, private investment funds that invest in numerous private and public companies for their own respective investment accounts, just as with respect to their investments in MISCOR, and (ii) neither of them is in the business of underwriting securities or otherwise buying or selling securities for the accounts of others.

The private placement transaction pursuant to which the Investors acquired the New Shares was negotiated at arm’s length with all of the economic and market risks attendant to a transaction of this kind.  Before their purchase of the New Shares, the Investors had no ownership interest in or contractual relationship with MISCOR.   MISCOR’s current relationship with the Investors is not in an underwriting capacity or as a conduit on behalf of MISCOR.  In this regard, at the time the transaction occurred, each Investor represented to MISCOR that it was acquiring the shares of common stock for its own account, not as a nominee or agent, and not with a view to a resale or distribution, and specifically represented that it was not acting as an underwriter for the sale of the shares to the public.

As discussed in more detail in response to Comment #9 below, as part of the private placement transaction, the Investors negotiated for the right to observe meetings of MISCOR’s

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

Board of Directors and to appoint up to two directors to MISCOR’s Board of Directors.  These rights require the Investors, however, to maintain certain minimum ownership percentages of MISCOR common stock.  The Investors also negotiated for the pre-emptive right to participate in future offerings of MISCOR securities in order to maintain their respective percentage ownership.  We submit that these rights are reflective of long-term investors who seek to maintain or increase their ownership position and to have input on future strategic initiatives of their portfolio company, rather than of underwriters purchasing their stock with the intention of a distribution for profit.

Neither the Investors, nor any persons known to MISCOR to be an affiliate of or to have a contractual relationship with the Investors, received any discounts from MISCOR in connection with the sale of the New Shares.  As noted above, the negotiated purchase price of the New Shares was $0.20 per share – the closing price of MISCOR’s common stock as quoted on the Over-the-Counter Bulletin Board on January 18, 2007, the same day the private placement closed.  Nor were the expenses paid by MISCOR with respect to the transaction disproportionate to the size of the overall transaction.  MISCOR received gross proceeds from the Investors of $12.5 million for the purchase. As part of the transaction, MISCOR paid approximately $75,000 for legal and accounting fees and other transaction related expenses (none of which included placement fees or other commission payable to the Investors, their Affiliates or otherwise).  Finally, the current dollar value of the New Shares being registered is approximately $24.9 million, or $9.975 per share ($0.399 prior to giving effect to the Reverse Stock Split), compared to the $12.5 million, or $0.20 ($5.00 after giving effect to the Reverse Stock Split) per share, in gross proceeds from the sale of the New Shares.

The Amount of Shares Involved

As of June 30, 2008, the 2,500,000 New Shares (62,500,000 shares before giving effect to the Reverse Stock Split) covered by the S-1 represent approximately 21.3% of MISCOR’s outstanding shares and approximately 92.3% of the outstanding shares held by non-affiliates.

Regardless of those percentages, we question whether they help to determine whether the offering of the New Shares as contemplated by the S-1 is a primary distribution or a secondary resale.  We believe the proper inquiry is whether the S-1 contemplates the resale of securities acquired from MISCOR by legitimate investors who assumed market risk of their investment, or is effectively designed as a conduit for the sale by MISCOR of securities underwritten by the intermediate investors to the general public.  It is not clear that the size of the offering is a determining factor in this inquiry.  In particular, the offering size is dependent on the size of the investment, the price and the issuer’s market capitalization.

We understand that for several years the Staff has become increasingly concerned about public resales of securities purchased in “toxic” PIPE transactions. These transactions typically

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

include convertible securities whose conversion price floats relative to the market price of the underlying stock.  Public announcement of these transactions can put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of stock held by existing investors.  To discourage these toxic transactions and limit their impact, the Staff began to restrict the ability of the investors in those transactions to have their shares registered.

We understand that, as a way to monitor these types of transactions, the Staff began to examine more closely offerings of more than approximately one-third of a registrant’s public float, or shares held by non-affiliates.  The test was intended to flag transactions for Staff review to determine whether secondary offerings were in fact primary offerings for purposes of Rule 415.  However, we believe that the test was not intended as a substitute for a complete analysis of the circumstances surrounding an offering.

More recently, and in partial response to criticism over the impact of the test, the Staff has shifted its focus to “extreme convertible” transactions to avoid disrupting legitimate PIPE transactions. As described above, the terms of the private placement of the New Shares to the Investors do not include those typically seen in these “extreme convertible” or “toxic” situations.

We note that focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies – in particular those issuers such as MISCOR who are unable to use Form S-3 to register their shares on the shelf and have very limited options to raise funds.  This focus appears at odds with the Commission’s renewed public commitment to small business issuers and penalizes smaller companies without apparent justification.

Finally, a focus on one-third of the public float appears to contradict the Staff’s own interpretative positions. For example, Interpretation D.44 of the Telephone Interpretations Manual describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, states:

“A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction 1.8.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis.”

These interpretive positions make clear that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts — beyond the mere level of ownership — indicate that the affiliate is acting as a conduit for the issuer.

If the Staff’s concern relates to the possibility that public purchasers of the New Shares offered by the S-1 will not fully understand the nature of the private placement to the Investors, MISCOR is amenable to providing disclosure in the prospectus that the Staff believes to be appropriate.

Whether the Sellers are in the Business of Underwriting Securities

As noted above, the Investors are private investment funds that are in the business of buying and selling securities for their own accounts, and neither Investor is in the business of underwriting securities or otherwise buying or selling securities for the accounts of others.

Whether, Under All the Circumstances, it Appears that the Sellers are Acting as a Conduit for the Issuer

The purchase and proposed secondary resale of the New Shares by the Investors do not have any of the typical characteristics of an underwritten distribution.  First and foremost, the transaction lacks a fundamental element of all underwritten distributions: a purchase price to the underwriters that represents a discount to the market price at the time of the purchase, justifying a reasonable expectation of an underwriting profit.  Second, under the terms of the registration rights agreement, MISCOR had a full year to have the S-1 declared effective and the Investors have held the New Shares for over 18 months.  Clearly, the Investors have borne the market risk of holding the shares for this period, and, we believe, they will continue to do so in the future.

As noted above, the per share purchase price paid by the Investors for the New Shares was equal to the closing price of MISCOR’s common stock on the Over-the-Counter Bulletin Board on the closing date.  The only way that the Investors may earn a profit on their investment is to wait not only until the market price goes up, but also until there exists sufficient market

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

activity in MISCOR’s common stock to permit the sale of almost 21.3% of MISCOR’s outstanding common stock at the increased price.  In other words, to resell the New Shares at a profit, the Investors have little choice but to assume the full risk of their investment over an extended period of time.  This does not present an attractive underwriting opportunity for any underwriter.

Additionally, in connection with the private placement of the New Shares, the Investors demanded, and received various rights to supplement their stock holdings, including, among others, the right to observe meetings of MISCOR’s Board of Directors, to appoint members of MISCOR’s Board of Directors in certain circumstances and to participate in any future offerings, sales or exchanges by MISCOR of its common stock or securities convertible into or exercisable for common stock so as to maintain their respective percentage ownership on a fully diluted basis.  These provisions suggest an intention on the part of the Investors to invest in MISCOR over the long term.  Moreover, rather than seeking to sell the New Shares, the Investors purchased additional shares of MISCOR’s common stock in November 2007, as described more fully below.

As is customary for transactions of this type, the Investors demanded and received registration rights. As described above, the terms of the registration rights do not suggest that either MISCOR or the Investors contemplated a quick resale of the New Shares or sought to facilitate any such purpose. The registration rights agreement permitted MISCOR to wait six month after closing to file a registration statement covering the New Shares, and requires MISCOR to use its reasonable best efforts to cause the registration statement to be declared effective within one year after the closing.  These time periods are longer than those frequently seen in similar PIPE transactions and strongly suggest the absence of any intent on the part of the Investors to resell the New Shares for a profit.  Moreover, the registration rights agreement does not provide for penalties or liquidated damages in the event MISCOR fails to meet the deadlines provided in the agreement.  From a practical standpoint, the relatively low trading volume of MISCOR common stock on the Over-the-Counter Bulletin Board prevents the Investors from selling any significant number of their New Shares into the market, or even to attempt to do so without substantially depressing the market price and the value of their remaining shares (including the additional 83,333,333 (3,333,333 after giving effect to the Reverse Stock Split) shares acquired in November 2007).

MISCOR filed the S-1 in compliance with the Commission’s published standards for PIPE offerings. These standards define a resale process that would not be considered a distribution. Core to these standards is the concept that the intermediate investors assume the risk of ownership of the securities. As described above, the Investors assumed the full risk of their investment in the New Shares and have done so under circumstances in which they have and likely will continue to bear the risk for a very substantial period of time.

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

The fact that the Investors demanded and received registration rights does not, we believe, establish that they acquired the New Shares with the intent to distribute them to the public. There are a number of reasons why investors want shares registered other than to effect an immediate resale.  For example, private investment funds often want securities in their portfolios to be registered to avoid having to mark down the book value of the securities to reflect an illiquidity discount, not necessarily to immediately resell them.  In addition, investors who are fiduciaries of other people’s money may determine that, to fulfill their fiduciary responsibilities, they must negotiate for registered securities to take advantage of unexpected market opportunities or to be able to liquidate their investment if there is a fundamental shift in their investment judgment about the company.  In addition, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations, while restricted securities are not so eligible.

In addition, the Staff has issued specific guidance regarding the immediate registration of securities sold in PIPE transactions such as MISCOR’s sale of the New Shares to the Investors. This guidance is set forth in Interpretation 3S of the March 1999 Supplement to the Telephone Interpretations Manual, which addressed the timing relationship between the sale of securities in a PIPE transaction and the subsequent resale of the securities or underlying securities. In Interpretation 3S, the Staff stated as follows:

“In a PIPE transaction (private-investment, public-equity), the Staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

This Interpretation suggests that the Staff accepts that a valid secondary offering can occur immediately following the closing of the private placement.

The only factor that we understand could lead the Staff to conclude that the offering of the New Shares by the Investors as contemplated by the S-1 constitutes a distribution is the size of the offering in relation to MISCOR’s public float. We understand that this factor was introduced into the analysis to address concerns relating to toxic offerings.  One of the attributes of toxic offerings is that they contain provisions that tend to reduce or eliminate the risk of the investment to the intermediate investor, either by pricing the securities at a discount to what they can reasonably be expected to be resold for in a public offering shortly following the private placement, because they contain market-indexed conversion rates or similar protective provisions, or both (neither of which is present in the instant transaction). In such cases, it would

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

appear that the Staff could conclude that a distribution existed under a conventional analysis based on the practical conclusion that the intermediate investor was not, in fact, at risk. We believe that a numerical “size” test does not contribute meaningfully to the analysis and should be discounted accordingly.

In any event, the proposed offering by the Investors has none of the toxic characteristics described above.  Instead, the Investors have been fully at risk with regard to their investment since they purchased the New Shares more than 18 months ago, they remain at risk with respect to that investment today, and with or without an effective S-1, they likely will continue to remain at risk for the foreseeable future.

Conclusion

 Based on the foregoing considerations, MISCOR believes and respectfully submits that the Investors are not acting as a conduit for the sale of shares to the public, that the offering by the Investors of the New Shares pursuant to the S-1 is a true secondary offering and not a primary offering on behalf of MISCOR, and that there is no risk to the investing public if the S-1 as amended by Amendment No. 1 is declared effective.

2.           Please explain the discrepancies in the following disclosure:

•	your statement on your prospectus cover page that the prospectus relates to the resale by the selling shareholders of 262,503,252 shares of your common stock;
•	your statement in the summary of the offering on page three that the selling shareholders are offering 235,065,484 shares; and
•	that the sum of all shares being offered in the principal and selling shareholder table on pages 16-19 equals 239,007,495 shares.

Furthermore, tell us in your response letter whether you are continuing to register shares issuable upon conversion of debt held by Laurus Master Fund that was repaid in January 2007.  Lastly, explain why you are unable to determine the number of shares that the selling shareholders have already sold, as disclosed on page 14. Explain what other steps you have taken to determine the number of shares already sold, such as contacting the selling shareholders.

Response:  As described in the response to Comment #1 above, MISCOR proposes to reduce the number of shares it will register pursuant to the S-1 from the original amount of 262,503,252 (8,000,130 shares after giving effect to the Reverse Stock Split), which included the shares already registered under the Prior Registration Statements, to only the 62,500,000 (2,500,000 after giving effect to the Reverse Stock Split) shares issued to the Investors. Therefore, any disclosure regarding sales of shares by the other selling shareholders originally

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

included in the S-1 is not relevant and has been omitted in Amendment No. 1. I refer you to the prospectus cover page, the Summary of the Offering on page 4, and the principal and selling shareholder table on page 14, which shows that the prospectus, as amended, only relates to the resale by the Investors of 2,500,000 shares of MISCOR’s common stock.

Further, the Investors have informed us that, as of the date of this letter, they have not sold any of their MISCOR shares.

The Offering, page 3

3.           Please disclose that you are registering for resale substantially all of your outstanding shares.  Disclose that the shares being registered represent ___% of your shares currently outstanding and ___% of your shares held by non-affiliates.

Response:  MISCOR respectfully submits that, since the S-1 as amended by Amendment No. 1 will now cover only the New Shares held by the Investors, the disclosure that MISCOR is registering for resale substantially all of its outstanding shares is not necessary.  I refer you to footnote 2 on page 4 of the prospectus under the heading “The Offering,” for the statement that the shares being registered represent approximately 21.3% of MISCOR’s currently outstanding common shares and 92.3% of MISCOR’s common shares held by non-affiliates.

4.           Disclose the total dollar value of the securities underlying the convertible notes, debentures, and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and a recent market price per share for those securities).

Response:  Because MISCOR seeks to only register the New Shares issued to the Investors under the S-1 as amended by Amendment No. 1, and because the Investors did not receive any convertible securities in connection with the purchase of the New Shares, MISCOR respectfully submits that the foregoing disclosure is not necessary.

Principal and Investors, page 15

5.           Disclose in a table the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the convertible debt securities transactions that you have made or may be required to make to the selling shareholders, any affiliate of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments in warrants, payments made to "finders" or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

repayment of principal on the convertible securities in this disclosure.

Further, disclose the net proceeds to you from the sale of the convertible debt and the total possible payments to the selling shareholders and any affiliates in the first year following the sale of the convertible notes.

Response:  Please see the response to Comment #4 above.

6.           Please disclose the total possible profit the selling shareholders could realize as a result of any conversion and exercise price discount for the securities underlying the convertible debt and warrants, presented in a table with the following information disclosed in separate columns or rows:

•	the current market price per share of the securities underlying the convertible debt and warrants;
•	the current conversion and exercise price per share of the underlying securities, calculated by using the price per share established in the convertible notes and warrants;
•	the total possible shares underlying the convertible debt and warrants (assuming no interest payments and complete conversion and exercise throughout the term of each convertible debt and warrant);
•
the combined market price of the total number of shares underlying the convertible debt and warrants, calculated by using the current market price per share and the total possible shares underlying the convertible debt and warrants;

•
the total possible shares the selling shareholders may receive and the combined conversion and exercise price of the total number of shares underlying the convertible note and warrants calculated by using the conversion and exercise prices of the convertible note and warrants and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price of the convertible notes and warrants, calculated by subtracting the total conversion and exercise price from the combined market price of the total number of shares underlying the convertible note and warrants on that date.

If there are provisions in the convertible debenture and warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

Response:  Please see the response to Comment #4 above.

7.           Please provide us in your response letter, with a view toward disclosure in the prospectus, a table showing the total possible profit to be realized as a result of any conversion or exercise price discounts for securities underlying any other warrants, options, notes, or other MISCOR Group securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

•	the current price per share of the underlying securities;
•	the current conversion/exercise price per share of that other security, calculated as follows:
-  if the conversion/exercise price per share is set at a fixed price, use thecurrent price per share; and

-  if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the current market price per share and determine the conversion/exercise price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
•	the combined market price of the total number of underlying shares, calculated by using the current market price per share and the total possible shares to be received;
•
the total possible shares to be received and the combined conversion/exercise price of the total number of shares underlying that other security calculated by using the current conversion/exercise price and the total possible number of underlying shares; and

•	the total possible discount to the current market price, calculated by subtracting the total conversion/exercise price from the combined current market price of the total number of underlying shares.

Response:  Please see the response to Comment #4 above.

8.           Please provide us in your response letter, with a view to disclosure in the prospectus, a table of all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

Response:  As set forth in the response to Comment #1 above, before the issuance of the New Shares to the Investors in January 2007, there were no securities transactions between MISCOR and the Investors or any person known to MISCOR to be an affiliate of or to have any contractual relationship with either Investor.  As a result, MISCOR respectfully submits that the foregoing disclosure is not necessary.

9.           Please disclose the following information:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debt and warrants; and

Response:  In addition to the January 2007 transaction in which the Investors acquired the New Shares in a private placement, on November 30, 2007, MISCOR sold 83,333,333 shares of

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

common stock (3,333,333 after giving effect to the Reverse Stock Split) to the Investors (66,666,667 shares of common stock to Tontine Capital Partners, L.P., and 16,666,666 shares of common stock to Tontine Capital Overseas Master Fund, L.P.), for an aggregate purchase price of $20,000,000, or $0.24 per share ($6.00 per share after giving effect to the Reverse Stock Split).

Pursuant to the securities purchase agreements entered into in the January 2007 transaction and the November 2007 transaction, the Investors received various rights to supplement their stock holdings, including the following:

•	so long as the Investors or their affiliates hold at least 10% of MISCOR’s common stock, they have the right to appoint one member of MISCOR’s Board of Directors;

•
if the Investors or their affiliates hold 20% or more of MISCOR’s common stock, they have the right to appoint two members of MISCOR’s Board of Directors if the Board of Directors consists of six or more directors at that time;

•	MISCOR will limit the number of directors serving on its Board to no more than seven directors for so long as the Investors or their affiliates have the right to appoint directors to MISCOR’s Board;

•
so long as the Investors or their affiliates hold 10% or more of MISCOR’s common stock, they have the right to appoint a representative to observe all Board meetings of MISCOR, MISCOR’s subsidiaries and their respective committees;

•
the Investors have the right to participate in any future offerings, sales or exchanges by MISCOR of its common stock or securities convertible into or exercisable for common stock so as to maintain their respective percentage ownership on a fully diluted basis;

•
MISCOR will use its best efforts to ensure that any future acquisitions by the Investors of up to 50% of MISCOR’s outstanding common stock, on a fully diluted basis, are not subject to any anti-takeover laws and regulations or any anti-takeover provisions in MISCOR’s or its subsidiaries’ organizational documents; and

•
John A. Martell, MISCOR’s Chief Executive Officer and a principal shareholder, granted the Investors an irrevocable proxy to vote his MISCOR shares for the election of the Investors’ designee’s to MISCOR’s Board of Directors and to

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

enforce the Investors’ rights with respect to future acquisitions of common stock of MISCOR.

On November 30, 2007, the Investors and MISCOR entered into an amended and restated registration rights agreement under which MISCOR agreed to (i) use it reasonable best efforts to cause the S-1 to be declared effective, (ii) file one or more shelf registration statements covering the remaining shares of common stock held by the Investors, and (iii) grant to the Investors (and their qualifying transferees), certain demand and “piggyback” registration rights in connection with their remaining shares of MISCOR common stock.  The registration rights granted under the amended and restated registration rights agreement terminate with respect to the Investors (and any of their qualifying transferees) when such party no longer holds any “registrable securities” (as defined in the amended and restated registration rights agreement).  With the exception of certain expenses, such as underwriting discounts and commissions, MISCOR has agreed to pay all expenses incident to its performance of or compliance with the amended and restated registration rights agreement, including the reasonable fees and expenses of counsel retained by the holders of the registrable securities requested to be included in a registration statement.

The prospectus in numerous places provides descriptions of the January 2007 and November 2007 transactions with the Investors, namely on page 1 under the heading “Prospectus Summary – MISCOR Group, Ltd. – Recent Developments,” on page 21 under the heading “Prior Financing Transactions – January 2007 Private Equity Financing,” on page 22 under the heading “Prior Financing Transactions – November 2007 Private Equity Financing,” on page 28 under the heading “Market for Our Common Stock and Related Shareholder Matters – Unregistered Sales on Equity Securities,” and on page 30 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•
copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debt and warrants.

Response:  Please note that the Investors did not acquire and do not currently hold any convertible debt or warrants from MISCOR, thus MISCOR respectfully submits that the foregoing disclosure is not necessary for purposes of the S-1 as amended by Amendment No. 1.  With that said, on January 22, 2007, and December 5, 2007, MISCOR filed Current Reports on Forms 8-K with the Commission disclosing the January and November 2007 transactions with the Investors and including the definitive transaction agreements as related exhibits, including the securities purchase agreements, original and restated registration rights agreements, and

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

original and amended irrevocable proxy of John A. Martell.  Also, MISCOR has not entered into a transaction with any person known to MISCOR to be an affiliate of to have a contractual relationship with either Investor. As a result, MISCOR respectfully submits that any further disclosure with respect to MISCOR’s transactions with the Investors is unnecessary.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:  Please see the responses to the first two bullet-points of Comment #9 above.

10.           Disclose whether - based on information obtained from the selling shareholders - the selling shareholders have an existing short position in your common stock and, if any selling shareholder has an existing short position in your stock, the following additional information:

•	the date on which each such selling shareholder entered into that short position; and

•
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the January 2007 private placements and the filing of the registration statement (e.g., before or after the announcement of the January 2007 private placements, before the filing or after the filing of the registration statement, etc.).

Response:  Based on information obtained from the Investors, neither of the Investors has an existing short position in MISCOR’s common stock.

Management's Discussion and Analysis, page 35

11.           Disclose in a table:

•	the gross proceeds paid or payable to you in the convertible debt transactions;
•	all payments that have been made or that may be required to be made by you that are disclosed in response to comment five above;
•	the resulting net proceeds to you; and
•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other MISCOR Group

Larry Spirgel, Assistant Director
Securities and Exchange Commission
July 25, 2008

securities that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments six and seven.

Further, please disclose - as a percentage - the total amount of all possible payments as disclosed in response to comment five above and the total possible discount to the market price of the shares underlying the convertible notes and warrants as disclosed in response to comment six divided by the net proceeds to you from the sale of the convertible notes and warrants.

Response:  Because under the S-1 as amended by Amendment No. 1 MISCOR will be registering only the New Shares issued to the Investors, and because the Investors did not receive any convertible securities in their January or November 2007 transactions with MISCOR, MISCOR respectfully submits that the foregoing disclosure is not necessary.

*   *   *   *   *

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at (616) 742-3933 or David P. Hooper of our firm at (317) 231-7333.

Very truly yours,

/s/ R. Paul Guerre

R. Paul Guerre

cc:	John A. Martell
Richard J. Mullin
James M. Lewis
Joseph W. Beach
James Kochanski
Richard L. Mintz
David P. Hooper